Exhibit 99.3

Q2 2022 - Key Financial and Business Highlights

•	Record quarterly revenues of $22.5 million, up 28.4% from Q2 2021 and up 4.0% from Q1 2022

•	Q2 2022 GAAP gross margin was 70.2% compared to 71.2% in Q2 2021 (non-GAAP gross margin was 71.0% compared to 71.1% in Q2 2021)

•

Q2 2022 GAAP Net Loss was $(10.0) million, which included net financial expenses of $3.6 million, primarily from devaluation of Israeli-shekel related cash balance, compared to Net Loss of $(3.7) million in Q2 2021, and Adjusted EBITDA loss in the second quarter was $(4.5) million, compared to $(2.1) million in Q2 2021

•	Strong balance sheet with working capital of $168.3 million, and $156.8 million in cash, cash equivalents and short-term deposits as of June 30, 2022

•	Automotive:

•	Continue to make progress with the evaluation of the company’s MIPI A-PHY new VA7000 chipsets, as over 30 OEMs, Tier 1s and Tier 2s are evaluating this product for ADAS and surround view applications

•	Audio-video:

•	Received substantial demand for VS3000, Valens Semiconductor’s newest audio-video product family, from Tier 1 customers across many geographies

•

Crestron Electronics announced full suite of more than 24 Professional Audio-Video (ProAV) products powered by the VS3000 for use by enterprises, in education and more. This adds to the multiple VS3000-based products already introduced by Crestron

•

Interest in the company’s technology in the medical space continues to grow. Introduced a connectivity solution with Würth Elektronik for medical imaging in unprecedented resolution that complies with the strict medical isolation specifications

VALENS SEMICONDUCTOR LTD.

SUMMARY OF FINANCIAL RESULTS

(U.S. Dollars in thousands, except per share amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenues	22,481	17,510	44,101	30,874
Gross Profit	15,784	12,467	31,224	21,999
Gross Margin	70.2%	71.2%	70.8%	71.3%
Net loss	(9,995)	(3,698)	(15,045)	(10,074)
Working Capital[1]	168,283	56,133	168,283	56,133
Cash, cash equivalents and short-term deposits[2]	156,754	51,873	156,754	51,873
Net cash used in operating activities	(4,251)	(6,443)	(12,654)	(9,651)
Non-GAAP Financial Data
Non-GAAP Gross Margin[3]	71.0%	71.1%	71.5%	71.4%
Adjusted EBITDA[4]	(4,469)	(2,116)	(8,555)	(6,419)
Non-GAAP Loss per share[5] (in U.S. Dollars)	$(0.08)	$(0.16)	$(0.13)	$(0.57)

[1]	Working Capital is calculated as Total Current Assets, less Total Current Liabilities, as of the last day of the period.
[2]	As of the last day of the period.
[3]

GAAP Gross Profit excluding share-based compensation and depreciation expenses, divided by revenue. For the three months ended June 30, 2022, and 2021, share-based compensation and depreciation expenses were $181 thousand and $(10) thousand respectively. For the six months ended June 30, 2022, and 2021, share-based compensation and depreciation expenses were $321 thousand and $47 thousand respectively.

[4]

Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of Forfeiture Shares, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Please refer to the appendix at the end of this report for a reconciliation to the most directly comparable measure in accordance with GAAP.

[5]	See reconciliation of GAAP to non-GAAP financial measures.

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
REVENUES	22,481	17,510	44,101	30,874
COST OF REVENUES	(6,697)	(5,043)	(12,877)	(8,875)

GROSS PROFIT	15,784	12,467	31,224	21,999
OPERATING EXPENSES:
Research and development expenses	(14,904)	(10,956)	(29,031)	(21,354)
Sales and marketing expenses	(4,473)	(3,222)	(8,682)	(6,332)
General and administrative expenses	(4,340)	(2,366)	(8,641)	(4,544)

TOTAL OPERATING EXPENSES	(23,717)	(16,544)	(46,354)	(32,230)

OPERATING LOSS	(7,933)	(4,077)	(15,130)	(10,231)
Change in fair value of Forfeiture Shares	1,538	—	4,142	—
Financial income (expenses), net	(3,560)	503	(3,675)	336

LOSS BEFORE INCOME TAXES	(9,955)	(3,574)	(14,663)	(9,895)
INCOME TAXES	(43)	(124)	(389)	(179)
LOSS AFTER INCOME TAXES	(9,998)	(3,698)	(15,052)	(10,074)
Equity in earnings of investee	3	—	7	—

NET LOSS	(9,995)	(3,698)	(15,045)	(10,074)
EARNINGS PER SHARE DATA:
BASIC AND DILUTED NET LOSS PER ORDINARY SHARE[6] (in U.S. Dollars)	$(0.10)	$(0.68)	$(0.15)	$(1.61)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF NET LOSS PER ORDINARY	97,442,359	11,020,299	97,296,206	10,927,357

[6]	See note 5.

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

(Unaudited)

	June 30, 2022	December 31, 2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	46,577	56,791
Short-term deposits	110,177	117,568
Trade accounts receivable	10,047	7,095
Inventories	17,318	9,322
Prepaid expenses and other current assets	4,492	8,255

TOTAL CURRENT ASSETS	188,611	199,031
LONG-TERM ASSETS:
Property and equipment, net	2,571	2,741
Operating lease Right-Of-Use (ROU) assets[7]	4,408	—
Other assets	638	828

TOTAL LONG-TERM ASSETS	7,617	3,569

TOTAL ASSETS	196,228	202,600

LIABILITIES AND EQUITY
CURRENT LIABILITIES[8]	20,328	15,699
LONG-TERM LIABILITIES:
Forfeiture shares	516	4,658
Non-current operating leases liabilities[9]	2,126	—
Other long-term liabilities	48	46

TOTAL LONG-TERM LIABILITIES	2,690	4,704
TOTAL LIABILITIES	23,018	20,403
SHAREHOLDERS’ EQUITY	173,210	182,197

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	196,228	202,600

[7]	As of January 1, 2022, the company has implemented the FASB ASU No. 2016-02, Leases (ASC 842), on the recognition, measurement, presentation, and disclosure of leases.
[8]	As of June 30, 2022, includes $1,814 thousand of current maturities of operating leases liabilities (none as of December 31, 2021); see footnote 7.
[9]	See footnote 7.

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. Dollars in thousands)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	(9,995)	(3,698)	(15,045)	(10,074)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation	347	266	667	522
Stock-based compensation	3,117	1,695	5,908	3,290
Exchange rate differences	4,501	(545)	4,972	(231)
Interest from short-term deposits	(132)	37	(295)	219
Change in fair value of forfeiture shares	(1,538)	—	(4,142)	—
Reduction in the carrying amount of ROU assets	424	—	844	—
Changes in operating assets and liabilities:
Trade accounts receivable	166	(2,475)	(2,952)	767
Prepaid expenses and other current assets	3,245	(458)	3,763	(1,588)
Inventories	(4,852)	(1,752)	(7,996)	(2,541)
Other assets	86	(26)	190	(31)
Current Liabilities	1,189	513	2,742	23
Change in operating lease liabilities	(811)	—	(1,312)	—
Other long-term liabilities	2	—	2	(7)
Net cash used in operating activities	(4,251)	(6,443)	(12,654)	(9,651)
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(13,088)	(4,520)	(31,340)	(4,520)
Maturities of short-term deposits	21,900	12,500	37,400	29,500
Purchase of property and equipment	(244)	(127)	(424)	(505)

Net cash provided by investing activities	8,568	7,853	5,636	24,475
CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred issuance costs	—	(218)	—	(218)
Exercise of options	96	589	150	665

Net cash provided by financing activities	96	371	150	447
Effect of exchange rate changes on cash and cash equivalents	(2,830)	531	(3,346)	217
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,583	2,312	(10,214)	15,488
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	44,994	39,492	56,791	26,316

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	46,577	41,804	46,577	41,804
SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for taxes	65	147	121	224
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Trade accounts payable on account of property and equipment	—	—	73	—
Unpaid issuance costs	—	2,722	—	2,722
Operating lease liabilities arising from obtaining operating right-of-use assets	104	—	350	—

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands)

(Unaudited)

The following table provides a reconciliation of Net loss to Adjusted EBITDA, a non-GAAP measure. Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of Forfeiture Shares, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net loss	(9,995)	(3,698)	(15,045)	(10,074)
Adjusted to exclude the following:
Change in fair value of Forfeiture Shares	(1,538)	—	(4,142)	—
Financial expense (income), net	3,560	(503)	3,675	(336)
Income taxes	43	124	389	179
Equity in earnings of investee	(3)	—	(7)	—
Depreciation	347	266	667	522
Stock-based compensation expenses	3,117	1,695	5,908	3,290

Adjusted EBITDA	(4,469)	(2,116)	(8,555)	(6,419)

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP Tables

(U.S. Dollars in thousands)

(Unaudited)

The following tables provide a calculation of the GAAP Loss per share and reconciliation to Non-GAAP Loss per share.

	Three Months Ended June 30,		Six Months Ended June 30,
GAAP Loss per Share	2022	2021	2022	2021
GAAP Net Loss	(9,995)	(3,698)	(15,045)	(10,074)
Adjusted to include the following:
Accrued dividend related to Preferred Shares	—	(3,788)	—	(7,478)

Total Loss used for computing Loss per Share	(9,995)	(7,486)	(15,045)	(17,552)
Earnings Per Share Data:
GAAP Loss per Share (in U.S. Dollars)	$(0.10)	$(0.68)	$(0.15)	$(1.61)
Weighted average number of shares used in calculation of net loss per share	97,442,359	11,020,299	97,296,206	10,927,357

	Three Months Ended June 30,		Six Months Ended June 30,
Non-GAAP Loss per Share[10]	2022	2021	2022	2021
GAAP Net loss	(9,995)	(3,698)	(15,045)	(10,074)
Adjusted to exclude the following:
Stock based compensation	3,117	1,695	5,908	3,290
Depreciation	347	266	667	522
Change in fair value of Forfeiture Shares	(1,538)	—	(4,142)	—

Total Loss used for computing Loss per Share	(8,069)	(1,737)	(12,612)	(6,262)
Earnings Per Share Data:
Non-GAAP Loss per Share (in U.S. Dollars)	$(0.08)	$(0.16)	$(0.13)	$(0.57)
Weighted average number of shares used in calculation of net loss per share	97,442,359	11,020,299	97,296,206	10,927,357

[10]

The company calculates its non-GAAP Loss per Share as GAAP Net Loss adjusted to exclude the following: Stock based compensation, depreciation, and the change in fair value of Forfeiture Share (the change in fair value of Forfeiture Shares totaled at $1,538 thousand and $2,604 thousand for the second and first quarters of 2022, respectively) divided by the weighted average number of shares used in calculation of net loss per share.